UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)


                              BULL RUN CORPORATION
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)



                                    120182100
                                 (CUSIP Number)


                               William M. Hammock
                          12661 Kelly Palm Drive, S.W.
                            Fort Myers, Florida 33908
                                 (941) 454-3834
          (Name, Address, and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                January 27, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

Check the following box if a fee is being paid with the statement: |_|

                                Page 1 of 4 pages

CUSIP No. 120182100

1)  Name of Reporting Person                             William M. Hammock

    S.S. or I.R.S. Identification No.
    of Above Person                                      (Intentionally
                                                         Omitted)


2)  Check the Appropriate Box if a                       (a) [ ]
    Member of a Group                                    (b) [ ]


3)  SEC Use Only


4)  Source of Funds                                      PF


5)  Check if Disclosure of Legal Proceedings
    is Required Pursuant to Items 2(d) or
    2(e)                                                 [ ]


6)  Citizenship or Place of Organization                 United States


                          7)        Sole Voting         1,087,150 shares
                                    Power

Number of Shares          8)        Shared Voting          -0-
                                    Power

                          9)        Sole Dis-           1,087,150 shares
                                    positive Power

                          10)       Shared Dis-            -0-
                                    positive Power

11)        Aggregate Amount Beneficially
           Owned By Each Reporting Person               1,087,150 shares


12)        Check box if the Aggregate Amount
           in Row (11) Excludes Certain Shares             [ ]


13)        Percent of Class Represented by
           Amount in Row (11)                             5.1%


14)        Type of Reporting Person                        IN


                                Page 2 of 4 pages

                  Item 5 of the Schedule 13D, dated January 24, 1995, relating to the Common Stock, par value $.01 per share, of Bull Run Corporation is hereby amended by adding thereto the information set forth below. The terms defined in such Schedule 13D shall have their defined meanings herein, unless otherwise defined herein.

Item 5. Interest in Securities of the Issuer.
                  Set forth below is certain information concerning all transactions in the Common Stock in which the Reporting Person has engaged during the past 60 days:


                             Number                          Price
                               of         Acquired/           per
Date                         Shares        Sold              Share

January 27, 1997            1,000,000      Sold              $2.50

The shares sold by the Reporting Person were sold in a private transaction.
                  The Reporting Person is the beneficial owner of 1,087,150 shares of Common Stock, representing approximately 5.1% of the shares outstanding. The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of such shares.


                                Page 3 of 4 pages

                                    SIGNATURE



                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                         /s/ William M. Hammock
                                         William M. Hammock


February 25, 1997



                                Page 4 of 4 pages